A special meeting of the fund's shareholders was held on August 15, 2012. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Stock Selector All Cap Fund to Fidelity Stock Selector All Cap Fund in exchange solely for shares of beneficial interest of Fidelity Stock Selector All Cap Fund and the assumption by Fidelity Stock Selector All Cap Fund of Fidelity Advisor Stock Selector All Cap Fund's liabilities, in complete liquidation of Fidelity Advisor Stock Selector All Cap Fund.

	# of Votes	% of Votes
Affirmative	293,042,118.43	94.598
Against	4,420,049.62	1.427
Abstain	12,314,444.97	3.975
TOTAL	309,776,613.02	100.000